Exhibit (c)(3)


                         PACIFIC SCIENTIFIC COMPANY
                    620 Newport Center Drive, Suite 700
                      Newport Beach, California 92660



                                              March 6, 1998



 Dear Option Holder:

           In connection with the tender offer (the "Offer") by ACC Acquisition Corp. ("ACC"), a subsidiary of Danaher Corporation ("Danaher"), for all of the outstanding shares of common stock, par value $1.00 per share the ("Shares"), of Pacific Scientific Company (the "Company"), at a price of $30.25 per Share (the "Merger Price"), the Company intends to purchase with the approval of its Board of Directors, all outstanding Company stock options (the "Options") for cash payment (the "Option Payment") equal to the product of (i) the total number of Shares previously subject to such Option and (ii) the excess of the Merger Price over the exercise price per Shares subject to such Option, subject to any required withholding taxes, on a date which shall be three business days after acceptance and payment for shares of the Company by Danaher pursuant to the Offer. Danaher has requested that Option holders agree not to exercise their Options after receipt of this letter. The Company's purchase of Options is designed to ensure that Danaher's ownership of Shares remains at 90% or more following completion of the Offer, so that Danaher will be able to consummate the merger (the "Merger") of the Company and ACC 20 days after notice is sent to holders of Shares who have not tendered in the Offer. The notice will be sent as soon as practicable after the Offer is completed.

      In essence, you have the following three choices:

      1. You can sign and return this letter. By so doing you will receive your Option Payment three business days after Danaher pays for the Shares that it acquires in the Offer. In return, you agree that you will not exercise your Options prior to the time you receive your Option Payment. This is the option which Lester "Buck" Hill, Winston Hickman and I intend to choose and I assume that most of you will want to do likewise. If you want to choose this option, please sign this letter and return it to Tom Griffith at the above address no later than March 11, 1998;

      2. You can do nothing. If you elect not to return this letter within the time frame specified above, you will receive the Option Payment when the Merger is consummated, which will be approximately, but not earlier than, 20 days after Danaher pays for the Shares that it acquires in the Offer; or

      3. You could, during the 20 day period after the Offer is completed, exercise your Options by paying the exercise price related to the Options, and then sell the shares into the market. If these shares obtained pursuant to option exercise were held to the end of the 20 day period, however, they would at that time be converted into the right to receive the Merger Price as described above.

           Please indicate your acceptance of the Option Payment and your agreement not to exercise your Options after your receipt of this letter by signing both copies of this letter in the space provided below and returning one copy to me, keeping a copy for yourself. Upon receipt of your Option Payment, your Options shall automatically terminate.


                               Very truly yours,

                               Pacific Scientific Company



                               By: /s/ David L. Schlotterbeck
                                   -----------------------------------
                                   Name:  David L. Schlotterbeck
                                   Title: President

 Accepted and Agreed:



 (Name)